UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                         SCHEDULE 13G

                           Under the Securities Exchange Act of 1934
                                       (Amendment No. 5)*.

                                       Crawford & Company

                                            Class A

                                            22463320

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  22463320  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: Third National Corporation as Parent Holding Company; Trust Company of Georgia as Parent Company for Trust Company Bank as Parent Holding Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-1575035
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    7,603,270
                          --------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  0
                          --------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 2,023,844
                          --------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      5,631,815
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,665,769
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        43.7%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK AND IA



CUSIP NO.  22463320  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trust Company of Georgia as Parent Company for Trust Company Bank as Parent Holding Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-1198830
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    7,592,410
                          --------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  0
                          --------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 2,021,594
                          --------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      5,631,815
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,654,909
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        43.6%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK AND IA





                                 SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                              SCHEDULE 13G
                              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)     Name of Issuer:
- ---------     --------------
              Crawford & Company

Item 1(b)     Address of Issuer's Principal Executive Offices:
- ---------     -----------------------------------------------
              5620 Glenridge Drive, N.E.
              Atlanta, Georgia  30342

Item 2(a)     Name of Person Filing:
- ---------     ---------------------
              SunTrust Banks, Inc. as Parent Holding Company for: Third National Corporation as Parent Holding Company; Trust Company of Georgia as Parent Holding Company for Trust Company Bank and as Parent Company of Trusco Capital Management, Inc., and in various fiduciary capacities.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------
              25 Park Place, N.E.
              Atlanta, Georgia  30303

Item 2(c)     Citizenship:
- ---------     -----------
              SunTrust Banks, Inc. is a Georgia corporation; Trust Company of Georgia is a Georgia corporation; Trust Company Bank is a Georgia banking association; Trusco Capital Management, Inc. is a registered investment adviser and a Georgia corporation; Third National Corporation is a Tennessee corporation.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------
              Class A

Item 2(e)     CUSIP Number:
- ---------     ------------
              22463320



Item 3       Type of Person:
- ------            --------------
             (b)  Bank as defined in section 3(a)(6) of the Act.
             (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
             (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4       Ownership:
- ------       ---------

             Amount Beneficially Owned.  7,665,769

             (b)   Percent of Class:   43.7%
             (c)   Number of Shares as to which such person has:
                (i)   Sole power to vote or to direct the vote:  7,603,270

               (ii)   Shared power to vote or to direct the vote:  0

              (iii)   Sole power to dispose or to direct the disposition of:
                         2,023,844

               (iv)   Shared power to dispose or the direct the disposition
                        of: 5,631,815



Item 5     Ownership of Five Percent or Less of Class:
- ------     ------------------------------------------
           Not Applicable

Item 6     Ownership of More than 5 Percent of Behalf of Another Person:
- ------     ------------------------------------------------------------
           See Exhibit B

Item 7     Identification and Classification of the Subsidiary Which
- ------     Acquired the Security Being Reported on By the Parent Holding
           Company:
           ------------------------------------------------------------
           See Item 2 and Exhibit C

Item 8     Identification and Classification of Members of the Group:
- ------     ---------------------------------------------------------
           Not Applicable

Item 9     Notice of Dissolution of Group:
- ------     ------------------------------
           Not Applicable

Item 10    Certification:
- -------    -------------
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature:
        ---------
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1995

SunTrust Banks, Inc.

By        /s/       Dennis B. Dills
          -------------------------
          Dennis B. Dills, Senior Vice President,
          SunTrust Banks, Inc. and Trust Company of Georgia




                                             EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of Trust Company of Georgia and/or Third National Corporation subsidiaries of SunTrust Banks, Inc., in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.






                                               EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends. The following person or persons have the rights and/or powers when combined that exceed 5% of the class.

     Mrs. Virginia Crawford
     Mr. Jesse Carroll Crawford








                                                 EXHIBIT C


                                 Sole      Shared     Sole        Shared
                                Voting     Voting   Power to     Power to
Name of Person Filing           Power       Power    Dispose      Dispose

Trust Company of Georgia as
Parent Holding Company for:
- --------------------------
Trust Company Bank as Parent  7,592,415       -0-   2,021,594   5,631,815
Company of Trusco Capital
Management, Inc., and in
Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

Third National Corporation as
Parent Holding Company for:
- --------------------------
Third National Bank of           10,860        -0-      2,250        -0-
Nashville and in Various
Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244


Shares Beneficially Owned    7,665,769


SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


February 3, 1995

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Crawford & Company Class A Common Stock.

A paper copy of this filing in the EDGAR submission format is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
- ---------------------
Cynthia S. Walker
Trust Officer

cc:      Crawford & Company
         New York Stock Exchange